UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16of the Securities Exchange Act of 1934

For:  March 31, 2006

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

(Exact name of Registrant as specified in its charter)

Suite 1710 – 650 West Georgia Street

Vancouver, British Columbia

Canada V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The Management’s Discussion and Analysis of financial condition and results of operations (“MD&A”) provides a detailed analysis of Canadian Zinc’s business and compares its financial results for the first quarter of 2006 with those of the first quarter of 2005.  In order to better understand the MD&A, it should be read in conjunction with the unaudited Financial Statements and related notes for the quarter ended March 31, 2006 and in conjunction with the audited Financial Statements and notes for the year ended December 31, 2005, and Management’s Discussion and Analysis for the year 2005.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and filed with appropriate regulatory authorities in Canada.  This MD&A is made as of May 9, 2006.

Management’s Discussion and Analysis contains certain forward-looking statements with respect to the Company’s activities and future financial results that are subject to risks and uncertainties that may cause the results or events predicted in this discussion to differ materially from actual results or events.

ADDITIONAL INFORMATION

Additional information relating to the Company including the Company Annual Information Form for the year 2005 dated March 30, 2006 is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com.

1.

OVERVIEW

Canadian Zinc Corporation is a public company listed on the Toronto Stock exchange under the symbol: CZN and is engaged in the business of exploration and development of natural resource properties. The Company's principal focus is the exploration and development of the Prairie Creek Mine, a large high-grade zinc/lead/silver property located in the Northwest Territories of Canada.

The Prairie Creek Mine is partially developed with an existing 1000 tpd mill and related infrastructure.  The Prairie Creek Property hosts a major mineral deposit containing an estimated, in situ, 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver, with significant exploration potential  Zone 3 of the deposit, as currently known, contains an historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc, 9.7% lead, 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc, 10.4% lead and 0.4% copper and 169.2 grams silver per tonne.

During the first quarter of 2006 the Company was mainly engaged in permitting activities and planning the proposed 2006 exploration and development programs at Prairie Creek.

During the quarter the Company raised $9,609,858 net through a private placement.  Canadian Zinc is in a strong financial condition.  At March 31, 2006 the Company had cash and short term deposits of $25.4 million.

2.

REVIEW OF FINANCIAL RESULTS

For the first quarter of 2006, the Company reported a net loss of $155,146, compared to a loss of $1,586,330 in the first quarter of 2005.  Included in the loss for the first quarter of 2005 was an expense of $1,241,000 in respect of stock based compensation arising on the issue during the period of options under the Company’s Stock Option Plan.

Exploration and Development Expense

The Company capitalizes all exploration and development costs relating to its resource interests.  During the first quarter of 2006 the Company expended $250,499 on exploration and development on the Prairie Creek Property, the principal components of which were geology and project development. During the first quarter of 2005, the Company expended $177,520 on the Prairie Creek Property.

Particulars of the deferred exploration and development costs are shown in Note 2 to the Financial Statements.

In February 2006 the Mackenzie Valley Land and Water Board issued Water Licence MV2001L2-0003 in respect of underground development and the operation of a metallurgical pilot plant in the mill at the Company’s Prairie Creek Mine.  Also in February 2006 the report of the Mackenzie Valley Environmental Impact Review Board recommending the Company’s application for a Land Use Permit for its Phase 3 Exploration Program at Prairie Creek was approved by the Minister of Indian Affairs and Northern Development.  The application is now before the Water Board for the issue of the permit.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow. To date the Company has not earned any significant revenues other than interest income.  Interest income in the first quarter of 2006 was $181,361 compared to $53,108 in the first quarter of 2005.

Administrative Expenses

Administrative expenses for the quarter were $335,415 compared to $397,726 (excluding stock based compensation and amortization)  in the first quarter of 2005.

Related Party Transactions

The Company had no related party transactions in the first quarter of 2006 or 2005 other than executive compensation of $88,900 in 2006 and $95,900 in 2005 paid to executives, directors and corporations controlled by directors.

3.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Canadian Zinc’s accounting policies are described in Note 2 to the audited financial statements for the year ended December 31, 2005. The critical accounting policies and estimates in understanding the judgments that are involved in preparing the Company’s financial statements and the uncertainties that could impact the results of operations, financial condition and future cash flows are described in Management’s Discussion and Analysis for the year ended December 31, 2005.

4.

SUMMARY OF QUARTERLY RESULTS

	Revenue $	Net Earnings (Loss) $	Net Earnings (Loss) per Common Share $
		(Unaudited)
2006
First Quarter	181,361	(155,146)	(0.00)
2005
Fourth Quarter	119,509	(133,163)	(0.01)
Third Quarter	80,686	(87,923)	(0.00)
Second Quarter	75,812	(159,896)	(0.00)
First Quarter	53,108	(1,586,330)	(0.02)
2004
Fourth Quarter	82,579	(229,323)	(0.01)
Third Quarter	83,134	(63,878)	(0.00)
Second Quarter	83,635	(136,391)	(0.00)
First Quarter	80,728	(249,535)	(0.00)

5.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Canadian Zinc does not generate any cash flow and has no income other than interest income.  The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities.  Interest income in the first quarter of 2006 was $181,361, compared to $53,108 in the first quarter of 2005.

Source of Cash - Financing Activities

During the first quarter the Company generated $9,609,858 from the issue of Units and the exercise of stock options.  In the first quarter of 2005 cash flow from financing activities was $230,288 from the conversion of share purchase warrants.

Use of Cash – Investing Activities

In the first quarter of 2006 cash used in operating activities was $154,054 which largely represents corporate and operating expenses, whilst cash used in investing activities was  $284,400 in exploration and development made on the Prairie Creek Property.  Details of the Company’s deferred exploration and development costs are included in Note 2 to the financial statements and show the major components of expenditure.

In the first quarter of 2005 cash used in operating activities was $344,618, again largely representing corporate and operating expenses, whilst cash used in investing activities was $207,520 in exploration and development made on the Prairie Creek Property.

Liquidity, Financial Condition and Capital Resources

Canadian Zinc’s cash position, including term deposits, increased from $16,063,876 at December 31, 2005 to $25,447,147 at March 31, 2006.  The Company’s working capital as at March 31, 2006 increased to $25,211,050 from $16,039,646 at December 31, 2005.  The increase in each case was attributable to the funds raised in financing.  The Company is in a strong financial position to carry out its planned exploration, development and permitting activities.  Canadian Zinc is in a debt free position and has no off balance sheet financing structures in place.

At March 31, 2006 the Company had 94,437,818 common shares outstanding, with an authorized capital of unlimited common shares with no par value, compared to 79,747,212 common shares outstanding at December 31, 2005.

At March 31, 2006 the Company also had 8,727,742 share purchase warrants outstanding exercisable at prices of $0.72, $0.75, $0.85 and $1.00 per share and with expiring dates of December 30, 2006 and January 30, 2008.

In the first quarter of 2006 options on a total of 630,000 shares were exercised under the Company’s Stock Option Plan.

6.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties.  These are described in detail under the heading “Risk Factors” in the Company’s Annual Information Form for the year 2005, dated March 30, 2006, which is filed on SEDAR and which may be found at www.SEDAR.com and which is incorporated herein by reference.  The principal risks and uncertainties faced by the Company are summarized in Management’s Discussion and Analysis for the year ended December 31, 2005.

7.

OUTLOOK

Canadian Zinc is currently in an exploration and development phase.  At March 31, 2006 the Company held cash and deposits of $25.4 million placing the Company in a strong financial position to carry out its planned exploration, development and permitting activities.

Plans for 2006 include continuing the Company’s exploration programme on the Prairie Creek property, outside the immediate currently known resource area, and initiating the planned underground decline development and underground drilling programme.  At the same time ongoing technical and metallurgical studies will be carried out  to advance the project towards commercial production.  A budget of $5.7 million has been approved for the Prairie Creek project for 2006.

The Company will also continue with its permitting activities and expects during the year to file an application for the Land Use Permits and Water License for commercial operation of the Prairie Creek mine.

The Company has reviewed a number of other new mining investment opportunities and this activity will continue in 2006.

CAUTIONARY NOTE:

Some of the statements contained in this document are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Forward-looking statements may be identified by such terms as “believes”,  “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”).  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and  recoverability of mineral resources) unanticipated operational difficulties (including failure with plant, equipment or processes to operate in accordance with  specifications or expectations) cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date: May 29, 2006